THE SOUTH FINANCIAL GROUP

acquisition of

CNB National Bank

Enhancing our High-Growth Florida Franchise

January 21, 2004

Forward-Looking Statements and Non-GAAP Financial Information

The forward-looking statements being made today are subject to risks and uncertainties. TSFG's actual results may differ materially from those set forth in such forward-looking statements. These statements include, but are not limited to, factors that may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. Reference is made to TSFG's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur. TSFG undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after today's presentation.

This presentation contains certain non-GAAP measures, which TSFG management uses in its analysis of TSFG's performance. TSFG believes presentations of financial measures excluding the impact of these items provide useful supplemental information and better reflect its core operating activities. Management uses operating earnings, in particular, to analyze on a consistent basis and over a longer period of time, the performance of which it considers to be its core banking operations.

Non-GAAP Financial Information (continued)

TSFG also provides data eliminating intangibles and related amortization in order to present data on a "cash basis." Operating earnings adjust GAAP information to exclude the effects of non-operating items, such as merger-related costs, gains or losses on asset sales, and non-operating expenses. Cash basis items exclude intangibles and their amortization. The limitations associated with utilizing operating earnings and cash basis information are the risk that persons might disagree as to the appropriateness of items comprising these measures and different companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP information and operating earnings. These disclosures should not be viewed as a substitute for GAAP operating results. A reconciliation of GAAP results and non-GAAP performance measures is provided on our web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information.

Transaction Summary

Transaction Summary

Implied Value per CNB Common Share[(1)]:	$24.11
Aggregate Transaction Value[(1)]:	Approximately $157 million
Form of Consideration:	100% common stock
Exchange Ratio:	Fixed at 0.840 TSFG shares per CNB share
Board Representation	1 CNB Board member to join the TSFG Board
Expected Closing:	July 2004
Break-up Fee:	$5 million
Other Terms:	Identified cost savings – approximately $4.5 million pre-tax fully-phased in by 2005 (represents 20% of CNB's historical cash non-interest expense base) Anticipated merger-related charges (including direct acquisition costs) – approximately $12.0 million pre-tax charges, including employment contracts and severance ($3.3 million), contract terminations ($1.5 million), professional fees ($1.6 million), system conversion costs ($1.6 million) and other costs ($4.0 million)
Due diligence:	Completed
Required approvals:	Regulatory (Federal Reserve, FDIC, State of Florida), CNB shareholder

(1) Based on TSFG's January 20, 2004 closing stock price of $28.70 per share; Deal value excludes 125,000 shares of CNB previously owned by TSFG

Expands Northeast Florida Potential

- **Jacksonville is one of the most dynamic markets in the U.S.**
  - ✓ **Top 10 best places to live — *Money magazine***
  - ✓ **#1 "hottest city" for business relocation — *Expansion Management***
  - ✓ **Top 15 "best cities for corporate headquarters" — *Business Facilities***
  - ✓ **Ranked #12 in the nation for private construction activity in 2003**
  - ✓ **2005 Super Bowl host**

- **As Jacksonville matures, growth is starting to extend out Interstate 10 to Baker and Columbia county**

- **Gainesville remains one of the key education hubs in Florida with a sophisticated, growing population**

Projected Household Growth by Northeast Florida County (2003—2008)



18
12
6
0
(%)
17.1
12.9
12.4
10.8
10.8
10.1
9.3
8.0
CNB = 11.0%
TSFG = 9.3%
St. Johns
Suwannee
Baker
Columbia
Alachua
Union
Duval
Bradford

Source: SNL Securities

Added Value for TSFG Shareholders

- Consistent with TSFG's stated disciplined approach to acquisitions:
  - ✓ Accretive to EPS in the first full year
  - ✓ Advances 3-year goals
  - ✓ In-market transaction with low execution risk
  - ✓ Less than 10% of our asset size
  - ✓ Neutral to capital ratios
  - ✓ Conservative assumptions with meaningful upside
- Builds out TSFG's successful Florida franchise:
  - ✓ #20 to #7 in Northeast Florida deposit market share
  - ✓ #11 to #7 in Northeast/Central Florida deposit market share (TSFG's Florida markets)
- Accelerates TSFG's growth:
  - ✓ CNB has grown loans 27% annually since 1999
  - ✓ CNB has grown deposits 28% annually since 1999
  - ✓ CNB has grown EPS 21% annually since 1999

CNB: A Very Attractive Opportunity

- **Expands existing presence with 16 branches and 7 new counties**
- **Largest independent community bank headquartered in Northeast Florida**
- **18 year-old institution founded with similar ambitions and culture to TSFG**
- **Excellent mature market strategy for building a strong deposit base and generating quality loans**
- **Great opportunity to take deposit and loan share from super-regionals in dynamic markets like Jacksonville and Gainesville**
- **Market Presidents are well-known and have significant tenure in markets**
- **Credit culture is very similar to TSFG and recent CNB sales culture initiatives would give TSFG an early start with Elevate**
- **TSFG's Management Team, many of them former Barnett Bank employees, knows these markets well**

Transaction Rationale

Expands and Enhances Our Florida Strategy

Florida represents over 30% of TSFG's pro forma loan and deposit base

Pre CNB acquisition

Deposits


NC
14%
FL
24%
SC
62%

Loans


NC
14%
FL
23%
SC
63%

Post CNB acquisition

Deposits


NC
13%
FL
32%
SC
55%

Loans


NC
12%
FL
31%
SC
57%

Source: Federal Reserve

Fills in Northeast Florida - Significantly Increases TSFG's Overall Florida Presence

Pro forma branch footprint



Top three market share
Fourth to sixth market share
Seventh and above market share
CNB branches
TSFG branches

Northeast Florida ranking(1)

Rank	Institution	Branches	Total deposits $mm	Total market share (%)	Percent of parent deposits (%)
1	Bank of America Corp. (NC)	104	$8,046	25.5%	1.6%
2	Wachovia Corp. (NC)	96	7,152	22.7	3.6
3	SunTrust Banks Inc. (GA)	60	3,348	10.6	4.5
4	SouthTrust Corp. (AL)	54	1,917	6.1	6.2
5	Alliance Capital Partners LP (FL)	4	1,240	3.9	100.0
6	Compass Bancshares Inc. (AL)	30	971	3.1	6.3
(7)	**Pro forma**	**22**	**909**	**2.9**	**10.7**
7	AmSouth Bancorp. (AL)	28	797	2.5	2.8
8	**CNB Florida Bancshares Inc. (FL)**	**16**	**712**	**2.3**	**100.0**
9	Regions Financial Corp. (AL)	9	503	1.6	1.7
10	Prosperity Banking Company (FL)	13	427	1.4	100.0
20	**South Financial Group Inc. (SC)**	**6**	**197**	**0.6**	**3.3**
	Total	**630**	**$31,542**	**100.0%**	

Northeast and Central Florida market ranking(2)

Rank	Institution	Branches	Total deposits $mm	Total market share (%)	Percent of parent deposits (%)
1	Bank of America Corp. (NC)	332	$23,651	23.3%	4.6%
2	Wachovia Corp. (NC)	286	16,748	16.5	8.5
3	SunTrust Banks Inc. (GA)	241	16,174	15.9	21.7
4	SouthTrust Corp. (AL)	144	5,436	5.4	17.5
5	AmSouth Bancorp. (AL)	114	4,120	4.1	14.5
6	Colonial BancGroup Inc. (AL)	68	2,440	2.4	24.8
(7)	**Pro forma**	**50**	**2,120**	**2.1**	**26.3**
7	BB&T Corp. (NC)	54	2,042	2.0	3.1
8	Golden West Financial (CA)	11	1,725	1.7	3.8
9	Washington Mutual Inc. (WA)	41	1,720	1.7	1.3
10	Regions Financial Corp. (AL)	35	1,419	1.4	4.8
11	**South Financial Group Inc. (SC)**	**34**	**1,408**	**1.4**	**23.7**
17	**CNB Florida Bancshares Inc. (FL)**	**16**	**712**	**0.7**	**100.0**
	Total	**2,026**	**$101,658**	**100.0%**	

Source: SNL Financial

Note: Deposits and market share as of June 30, 2003, pro forma for acquisitions (includes CNB branch opened in 4th quarter 2003); totals are for all 70 institutions in Northeast Florida and all 308 institutions in Florida

(1) Includes counties of Nassau, Duval, Clay, St. Johns, Flagler, Volusia, Marion, Putnam, Baker, Union, Bradford, Alachua, Levy, Gilchrist, Columbia, Suwannee, Hamilton, Lafayette, Dixie

(2) Includes counties of Nassau, Duval, Clay, St. Johns, Flagler, Marion, Putnam, Baker, Union, Bradford, Alachua, Levy, Gilchrist, Columbia, Suwannee, Hamilton, Lafayette, Dixie, Citrus, Hernando, Pasco, Pinellas, Hillsborough, Polk, Osceola, Brevard, Seminole, Orange, Volusia, Lake, Sumter

Consistent with Stated Market Goals

Projected Household growth (2003–2008)



TSFG weighted average(1) = 9.3%
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(%)
14.7
14.0
13.0
11.0
10.9
10.8
9.7
8.4
8.2
7.5
7.2
7.1
Southeast median = 8.2%(2)
U.S. median = 6.0%
Myrtle Beach
Orlando
Wilmington
Greater South Charlotte
Jacksonville
Gainesville
Hendersonville
Columbia
Tampa/St. Pete
Asheville
Charleston
Greenville

Source: SNL Financial, Claritas

Note: The regions highlighted are MSAs except for Greater South Charlotte, which is York County ("Rock Hill"), and Hendersonville, which is Henderson County

(1) Deposit weighted by county based on TSFG deposits in each market

(2) Includes AL, FL, GA, MS, NC, SC, TN, VA

Consistent with Stated Market Goals

Projected Per capita income growth (2003–2008)


TSFG weighted average(1) =16.9%
24.0
20.0
16.0
12.0
8.0
4.0
0.0
(%)
19.5
18.8
17.7
17.2
16.8
16.7
16.5
16.3
16.3
15.9
14.6
13.3
Southeast median = 15.9%(2)
U.S. median = 14.9%
Wilmington
Charleston
Columbia
Greenville
Myrtle Beach
Jacksonville
Asheville
Gainesville
Greater South Charlotte
Tampa/St. Pete
Hendersonville
Orlando

Source: SNL Financial, Claritas

Note: The regions highlighted are MSAs except for Greater South Charlotte, which is York County ("Rock Hill"), and Hendersonville, which is Henderson County

(1) Deposit weighted by county based on TSFG deposits in each market

(2) Includes AL, FL, GA, MS, NC, SC, TN, VA

THE SOUTH FINANCIAL GROUP

CNB National Bank

Accretive to TSFG's growth

CNB Florida standalone

Loans ($mm)



700
600
500
400
300
200
100
0
27.3% CAGR
$263
$377
$516
$610
$650
1999
2000
2001
2002
9/03

Deposits ($mm)



800
700
600
500
400
300
200
100
0
28.0% CAGR
$288
$368
$533
$649
$728
1999
2000
2001
2002
9/03

Revenues ($mm)



40
35
30
25
20
15
10
5
0
18.9% CAGR
$18
$21
$26
$32
$34
1999
2000
2001
2002
2003¹

GAAP EPS ($)



1.2
1.0
0.8
0.6
0.4
0.2
0.0
21.0% CAGR
$0.48
$0.41
$0.48
$0.87
$1.03
1999
2000
2001
2002
2003²

THE SOUTH FINANCIAL GROUP

[1] 2003 revenues are annualized based on YTD revenues as of 9/03
[2] First call consensus median
Source: Company Filings

CNB National Bank

Summary ratios show real opportunity

	CNB	TSFG
Opportunity for improvement		
Efficiency ratio	64%	55%
Non-interest income to total revenue, GAAP	17%	30%
Non-interest income to total revenue, Operating[1]	17%	25%
Margin, credit and capital are all positives		
Net interest margin	3.79%	3.08%
Including Rock Hill Bank & Trust Workout Loans:		
Net charge-offs to average loans	0.04%	0.57%
Nonperforming assets to loans and OREO	0.65%	1.33%
Excluding Rock Hill Bank & Trust Workout Loans:		
Net charge-offs to average loans	0.04%	0.41%
Nonperforming assets to loans and OREO	0.65%	0.88%
Tangible equity to tangible assets, GAAP	6.05%	4.58%
Tangible equity to tangible assets, Pro forma[2]	6.05%	6.07%

Note: all numbers at or for the quarter ended September 30, 2003
Source: Company Filings
[1] Excluding non-operating items. For details, see reconciliation of GAAP to operating earnings on TSFG's web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information
[2] Includes the impact of the Oct. 2003 MountainBank merger and Nov. 2003 $161 million common stock offering

Assumptions are conservative and the upside is substantial

- ❑ **Cost savings are identified and achievable**
  - ✓ **CNB's efficiency ratio is currently 64% — eliminating 20% of the costs brings the ratio down to 51%, which is still high for a division**
  - ✓ **20% is consistent with what we have announced in past deals and is below what we have achieved**

- ❑ **Revenue synergies identified but not included in deal impact analysis**
  - ✓ **$225mm of CDs are coming due within the next twelve months with an average rate of 2.80%**
  - ✓ **Limited non-interest income activity despite markets with tremendous potential**
  - ✓ **Size constrains CNB from being the relationship bank to many of its most attractive customers in metropolitan markets**
  - ✓ **Two branches opened in 2001 in Jacksonville and St. Augustine are now seasoned and ready for higher growth**
  - ✓ **Two new branches just opened with significant upside are not currently in the run-rate numbers**

Transaction Pricing and Financial Impact

Favorable Pricing

	TSFG/ CNB	BB&T/ Republic	Synovus/ Peoples	FNB/ Charter	Colonial/ P.C.B.	Alabama Nat./ Indian River
		2003 Florida deals[2]				
Price to LTM EPS	23.4x[1]	44.6x	26.7x	22.7x	24.7x	21.0x
5-day premium	7.2%	7.6%	NR	NR	NR	NR
Price to book value	2.76x	2.03x	4.56x	3.22x	3.16x	2.89x
Price to tangible book value	3.08x	2.20x	4.56x	3.79x	4.16x	2.89x
Core deposit premium	20.4%	12.7%	37.2%	30.2%	22.8%	18.6%

Source: Company Filings, SNL Securities
Note: Price as of January 20, 2004
(1) Based on 2003 I/B/E/S EPS
(2) Florida whole company deals over $75 million

Financial Assumptions

- Due diligence has been completed
- Transaction targeted to close in July 2004
- Approximately $4.5 million pre-tax merger cost savings (20%); 100% realized by 2005
  - ✓ Salaries and benefits: $2.9 million
  - ✓ Data processing / FFE: $1.3 million
  - ✓ Other operating: $0.3 million
- Excludes impact of revenue enhancements
- Merger-related charges, including direct acquisition costs, of approximately $12 million
- Core deposit premium of 2.5%; core deposit intangibles amortized over 10-year period using sum-of-the-years digits
- 5.5mm TSFG shares issued in the transaction assuming cancellation of 125,000 shares owned by TSFG (on a diluted basis)

Financial Impact

Pro forma Results (MM, except per share)

	2004[1]	2005
Stand-alone net income		
TSFG[2]	$116.2	$126.7
CNB Florida[3]	4.4	9.9
Pro forma net income	**$120.6**	**$136.5**
Transaction adjustments		
Add: merger cost savings	$1.6	$3.3
Subtract: core deposit amortization	0.9	1.6
Adjusted pro forma GAAP net income	**$121.3**	**$138.2**
Cash adjustments		
New amortization	$0.9	$1.6
Existing amortization	3.3	2.9
Adjusted pro forma cash net income	**$125.5**	**$142.8**
Pro forma share count	**63.1**	**65.8**
Pro forma GAAP EPS	**$1.92**	**$2.10**
Standalone GAAP EPS	***$1.93***	***$2.10***
Pro forma cash EPS	**$1.99**	**$2.17**
Standalone cash EPS	***$1.97***	***$2.15***
GAAP accretion	**(0.2%)**	**0.0%**
Cash accretion	**1.0**	**1.0**

1 CNB is only represented for the time period after the close of 6/30/04
2 Based on First Call consensus estimates of $1.93 in 2004 and $2.10 (using consensus long-term growth) in 2005 multiplied by 60.4 million fully diluted shares
3 Based on 4th quarter 2003 estimated EPS grown at an annualized rate of 12% for 2004 and 2005 multiplied by 6.4 million shares

Summary

Summary

- Significantly strengthens our deposit market share position in Florida:
  - ✓ #20 to #7 in Northeast Florida
  - ✓ #11 to #7 in Northeast/Central Florida
- Northeast Florida is a market with tremendous growth opportunities
- CNB is the largest independent bank located in Northeast Florida
- CNB shares our culture and focus on super community banking
- Accelerates our growth rate
- Consistent with our stated disciplined approach to acquisitions:
  - ✓ Accretive to EPS in the first full year
  - ✓ Advances 3-year goals
  - ✓ In-market transaction with low execution risk
  - ✓ Less than 10% of our asset size
  - ✓ Neutral to capital ratios
  - ✓ Conservative assumptions with meaningful upside

Appendix: CNB Overview

CNB Timeline and History

Year	Event(s)
1986	❑ CNB National Bank founded in Lake City, Florida
1988	❑ Live Oak branch opens
1990	❑ Ft. White branch opens
	❑ Surpass $60mm in assets
1992	❑ Acquires Macclenny branch from Anchor Savings
1993	❑ Acquires a Lake City and Live Oak branch from Anchor Savings
	❑ Assets approach $150mm
1994	❑ Merger with Bradford Bankshares in Starke
1996	❑ Enters Gainesville through merger with Riherd Bank
	❑ Assets approach $250mm
1998	❑ Adopted 5-year expansionary strategic plan
	❑ IPO
1999	❑ Change holding company name to CNB Florida Bancshares, Inc.
	❑ First Jacksonville branch opens
2000	❑ Opens new Gainesville branch
	❑ Moves holding company headquarters to Jacksonsville
2001	❑ Opens new Jacksonville and St. Augustine branches; acquires 2 branches from Republic
2003	❑ Opens new Gainesville branch in the 3rd quarter and Glen St. Mary branch in 4th quarter

Source: Company Filings

Organizational Chart

K.C. Trowell
Chairman and CEO

G. Thomas Frankland
CFO

	First Coast	Gainesville	Tri-county	Suwannee Valley
Anchor City:	Jacksonville	Gainesville	Macclenny	Lake City
Market President:	David Sheffield (previously with Florida National and Compass)	Robert Cameron (previously with Barnett)	John Kennedy (previously with SouthTrust)	Suzanne Norris (previously with NationsBank)
CNB deposits:	$125.9mm	$127.9mm	$193.6mm	$277.3mm
CNB loans:	$218.2	$148.5	$135.4	$176.8

Source: Company Filings
Note: Loan and deposit data as of 12/31/03

Summary Market Share by County

Florida County	Market share rank	Branch count	Total deposits in market ($mm)	Market share	% of total deposits
Columbia	1	4	$175.4	34.1%	24.6%
Alachua	8	3	114.3	4.3	16.1
Duval	12	2	109.5	0.7	15.4
Suwannee	2	2	101.9	31.5	14.3
Baker	1	2	100.1	61.3	14.1
Bradford	2	1	55.8	38.6	7.8
Union	1	1	37.8	93.2	5.3
St. Johns	15	1	16.9	1.2	2.4

Note: Deposits and market share as of June 30, 2003, pro forma for acquisitions (includes CNB branches opened in 3rd and 4th quarters of 2003)
Source: SNL Securities

Summary Balance Sheet

($000)	2000	2001	2002	9/30/03
Balance Sheet				
Cash and balances due	$20,898	$20,677	$33,601	$31,734
Investment securities	40,696	37,063	49,682	90,588
Net loans	377,151	506,442	599,211	647,592
Intangible assets	1,033	6,802	6,056	5,512
Other assets	27,815	41,037	42,124	34,873
Total assets	**467,593**	**612,021**	**730,674**	**810,299**
Deposits	367,686	532,891	648,636	727,803
Other liabilities	55,271	32,461	31,117	28,277
Total liabilities	**422,957**	**565,352**	**679,753**	**756,080**
Total equity	**44,636**	**46,669**	**50,921**	**54,219**
Total liabilities and equity	**$467,593**	**$612,021**	**$730,674**	**$810,299**

Source: Company Filings

Summary Income Statement

($000)

	2000	2001	2002	9/30/03(1)
Interest income	$32,061	$40,417	$41,398	$32,331
Interest expense	14,736	19,629	15,646	11,881
Net interest income	17,325	20,788	25,752	20,450
Provision	1,350	2,050	2,375	1,650
Non-interest income	3,338	5,633	6,304	4,937
Non-interest expense	15,481	19,836	21,156	16,314
Pre-tax income	3,832	4,535	8,525	7,423
Income taxes	1,325	1,594	3,141	2,716
Net income	**$2,507**	**$2,941**	**$5,384**	**$4,707**
Diluted shares (mm)	6.1	6.2	6.2	6.4
Diluted EPS	$0.41	$0.48	$0.87	$0.74

Source: Company Filings
(1) Data is for nine-months only

Summary Asset Quality

($000)

Allowance	**2000**	**2001**	**2002**	**9/30/03**
Beginning balance	$2,671	$3,670	$5,205	$6,574
Provision	1,350	2,050	2,375	1,650
Charge-offs	(524)	(875)	(1,232)	(1,256)
Recoveries	173	250	226	80
Acquisitions	0	110	0	0
Ending balance	$3,670	$5,205	$6,574	$7,048

Ratios	**2000**	**2001**	**2002**	**9/30/03**
NPAs/loans + OREO	0.39%	0.56%	1.33%	0.65%
Reserves to NPLs	258.6%	196.6%	81.7%	171.4%
Reserves to loans	0.97%	1.02%	1.09%	1.08%
NCOs to average loans	0.11%	0.14%	0.18%	0.25%

Source: Company Filings

THE SOUTH FINANCIAL GROUP

Nasdaq/NM: TSFG

www.thesouthgroup.com

Contact: Mary Gentry, Director of Investor Relations
864.255.4919
mary.gentry@thesouthgroup.com